Exhibit 99.4

Consent of Morgan Stanley & Co. LLC

We hereby consent to the use in the Joint Proxy Statement/Prospectus of Unity Software and ironSource Ltd. (“IronSource”), which is included as an Exhibit to the Current Report on Form 6-K furnished by IronSource, of our written opinion dated July 12, 2022 appearing as Annex B to such Joint Proxy Statement/Prospectus, and to the description of such opinion and to the references to our name contained therein under the headings “Summary—Opinions of Financial Advisers—Opinion of Unity’s Financial Adviser,” “Risk Factors—Risk Factors Relating to the Merger,” “The Merger—Background of the Merger,” “The Merger—Recommendation of the Unity Board of Directors and Unity’s Reasons for the Merger,” “The Merger—Opinion of Unity’s Financial Adviser,” and “The Merger—Certain Unaudited Prospective Financial Information.” In giving the foregoing consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended (the “Securities Act”), or the rules and regulations promulgated thereunder, nor do we admit that we are experts with respect to any part of any Registration Statement within the meaning of the term “experts” as used in the Securities Act or the rules and regulations promulgated thereunder.

MORGAN STANLEY & CO. LLC

By:	/s/ Daniel J. Rossi
Name:	Daniel J. Rossi
Title:	Executive Director

Menlo Park, CA

September 8, 2022